EXHIBIT 12

FIRSTENERGY CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30
	2012	2011
	(Dollars in millions)
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$494	$240
Interest and other charges, before reduction for amounts capitalized and deferred	520	496
Provision for income taxes	349	225
Interest element of rentals charged to income (1)	71	74
Earnings as defined	$1,434	$1,035

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$520	$496
Interest element of rentals charged to income (1)	71	74
Fixed charges as defined	$591	$570

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	2.43	1.82

(1)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.